UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026.

Commission File Number 001-38172

FREIGHT TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Mr. Javier Selgas, Chief Executive Officer

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

Telephone: (773) 905-5076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Entry into a Material Definitive Agreement.

On June 18, 2026, Freight Technologies, Inc. (the “Company”), together with its subsidiaries Freight App, Inc., a Delaware corporation, and Freight App de Mexico, S.A. de C.V., a Mexican corporation (collectively with the Company, the “Borrowers”), entered into a Loan and Security Agreement (the “Loan Agreement”) with a certain institutional investor (the “Lender”), pursuant to which the Lender agreed to provide a secured term loan to the Borrowers in the aggregate principal amount of $2,500,000 (the “Loan”) and the Borrowers agreed to grant a perfected security interest to secure the Borrowers’ obligations under the Loan in all assets of the Borrowers.

The Loan bears interest at a rate of 10.0% per annum calculated on a 365-day year based on the actual number of days elapsed, and matures on June 17, 2027. Interest is payable on the first day of each calendar month commencing July 1, 2026. If the Borrowers have insufficient cash to make scheduled interest payments, such interest may, at the Lender’s option and sole discretion, be paid in kind by adding such interest to the principal amount. The Loan may be prepaid at any time. A prepayment premium equal to 10.0% of the principal amount of any repayment or prepayment of the Loans shall be payable in connection with each such repayment or prepayment. Upon the occurrence and during the continuance of an event of default, interest on the unpaid principal amount shall accrue at the rate otherwise applicable plus 2.0%.

Pursuant to the Loan Agreement, the Borrowers agreed during the term of the Loan not to among other things, incur any indebtedness or a mortgage, lien or other such encumbrance, subject to certain exceptions, or change the nature of its business.

The Company intends to use the net proceeds from the Loan to repay in full its existing credit facility with Capital Foundry Funding, LLC.

The foregoing description of the terms and conditions of the Loan Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Loan Agreement, a copy of which is filed as Exhibit 10.1 to this Report of Foreign Private Issuer on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Loan and Security Agreement dated as of June 18, 2026, by and among Freight Technologies, Inc., Freight App, Inc., Freight App de Mexico, S.A. de C.V., and the Lender.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2026	FREIGHT TECHNOLOGIES, INC.

	By:	/s/ Javier Selgas
	Name:	Javier Selgas
	Title:	Chief Executive Officer